UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Independence Realty Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45378A106

(CUSIP Number)

James J. Sebra

Independence Realty Trust, Inc.

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104

(215) 243-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45378A106

1.	Name of reporting persons Trade Street Residential, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person CO

CUSIP No. 45378A106

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D filed on May 21, 2015 (the “Original Schedule 13D”) and relates to the common stock, par value $0.01 per share (“Common Stock”), of Independence Realty Trust, Inc., a Maryland corporation (“IRT”). The principal executive offices of IRT are located at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104. This Amendment No. 1 is being filed solely to amend the facing pages, Item 1, Item 4, Item 5, Item 6 and Item 7, as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 11, 2015, as previously disclosed, IRT, IRT OP, IRT Limited Partner, LLC, Adventure Merger Sub LLC, Trade Street and Trade Street Operating Partnership, LP (the “Operating Partnership”) entered into Amendment No. 1 to the Merger Agreement (the “Amendment”). The Amendment provides for certain adjustments to the Merger Agreement resulting from IRT’s entry into a Contribution and Exchange Agreement (the “Contribution Agreement”) on September 11, 2015 with Michael D. Baumann and Heidi Baumann (the “Baumanns”), the sole third party holder of units of limited partnership interest of the Operating Partnership (the “Operating Partnership Units”), as previously disclosed. The description of the Amendment contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached as Exhibit 99.3 hereto and incorporated herein by reference.

On September 17, 2015, Trade Street completed the previously announced Merger. At the Company Merger Effective Time (as such term is defined in the Merger Agreement), each share of common stock of Trade Street, par value $0.01 per share (the “Trade Street Common Stock”), issued and outstanding immediately prior to the Company Merger Effective Time was converted automatically into the right to receive (a) $3.80 in cash and (b) 0.4108 shares of Common Stock, plus cash in lieu of fractional shares. Pursuant to the Contribution Agreement, immediately prior to the consummation of the Partnership Merger, the Baumanns contributed all of their Operating Partnership Units to IRT OP in exchange for 1,925,419 common units of limited partnership interests in IRT OP (“IRT OP Units”), plus cash in lieu of fractional IRT OP Units, in lieu of the Baumanns receiving cash and IRT OP Units in the Partnership Merger.

The IRT OP Units issued pursuant to the Contribution Agreement are subject to an exchange rights agreement (the “Exchange Agreement”) that provides for the terms and conditions under which the IRT OP Units can be exchanged for cash in an amount equal to the value of an equivalent number of shares of Common Stock as of the date IRT OP receives the Baumanns’ notice of their desire to exchange or, at IRT’s option, for the equivalent number of shares of Common Stock. The value and number of shares exchanged by IRT OP is subject to adjustment under defined circumstances. The Exchange Agreement provides that the exchange right is exercisable on or after the issuance of the IRT OP Units to the Baumanns or upon the liquidation or the sale of substantially all of IRT OP’s assets, subject to the terms of the IRT OP limited partnership agreement.

As a result of the completion of the Merger, the previously announced Voting Agreement terminated in accordance with its terms on September 17, 2015.

Item 5.	Interest in Securities of the Issuer

Item 5(e) of the Original Schedule 13D is hereby amended and restated as follows:

As a result of the Merger, the Voting Agreement terminated in accordance with its terms on September 17, 2015, and Trade Street ceased to exist as a separate entity. As of the Effective Time, Trade Street no longer beneficially owned any shares of IRT.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

As a result of the completion of the Merger, the Voting Agreement terminated in accordance with its terms on September 17, 2015.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.3	Amendment No. 1, dated as of September 11, 2015, to Agreement and Plan of Merger, dated as of May 11, 2015, by and among Independence Realty Trust, Inc., Independence Realty Operating Partnership, LP, Adventure Merger Sub LLC, IRT Limited Partner, LLC, Trade Street Residential, Inc. and Trade Street Operating Partnership, LP. (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Independence Realty Trust, Inc. on September 11, 2015 (SEC File No. 001-36041)).

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 2015

IRT Limited Partner, LLC, as successor by merger to Trade Street Residential, Inc. By: Independence Realty Trust, Inc., its sole member

By:	/s/ James J. Sebra
James J. Sebra Chief Financial Officer and Treasurer